Sit Investment Associates

Mutual Funds Newsletter

Fall 2015

Sit Mutual Funds Annual Shareholder Luncheon

Almost 300 shareholders and staff attending this year's Sit Mutual Funds annual shareholder lunch on October 26th at the Edina Country Club. Roger Sit, Sit Investment Associates' Chief Investment Officer, welcomed guests and introduced noted economist Dr. Sidney Jones, led off this year's program with insights about the global economy and volatility in equity markets.

Jones attributed current market conditions to China's economic slowdown, uncertainty created by the Federal Reserve, the U.S. earnings outlook, and poor prospects in emerging markets. Jones believes the global economic, political, social, and security crises have converged to create an unusually complex and opaque economic outlook. He stated that corporate failures are likely to jump in the developing world after a decade-long borrowing binge, and predicts that capital flight is likely in emerging markets.

Despite strong domestic consumer spending, growing business investment, state and local governments' recovery from crisis, and the federal government easing away from brief spending restraints, inventories are problematic. Net exports are declining due to a strong dollar and a weak global economy. Sustained American consumption has caused imports to flow into the U.S. A combination of low inventories and weak exports, as well as speculation about the Fed funds rate, are negatively impacting projections for U.S. economic growth. Jones is projecting a 2.5% growth rate for 2015.

Jones also predicts 2.5% GDP growth for 2016. Jones anticipates a slowdown in consumer spending, a continued decline in net exports, and increased inflation. He also believes the low unemployment rate will be a challenge to maintain. On the positive side, he thinks federal, state and local government spending will be a plus for the economy. He believes that monetary policy will ultimately be normalized and that the size and pace of the adjustment will be so small and gradual that the level of short term interest rates will remain far below historical standards for an extended period of time – at least a couple of years.

In his presentation, Roger Sit said he expects volatility in global equity markets to continue, but he believes equity asset class is attractive based on economic and interest rate forecasts. He also believes we are in a stock picker's market, where the easy monetary policies that drove the prices in the recent past are gone. As such, he said that we are selectively picking high-quality, lower-risk stocks to create portfolios that are diversified across sectors and geographic areas to manage volatility.

Sit expects the subpar economic expansion to possibly continue to 2017, with real GDP in the 2.5% to 3.5% range. Developed economies are leading global economic growth, while emerging markets are slowing. He thinks the best investment opportunities are in the U.S., the U.K., and, to a certain extent, continental Europe, as well as China. A strong understanding of global economies' outlooks enables an understanding of corporate revenue and profit growth potential, which drives stock price appreciation.

Sit said current market volatility is the result of varying economic data during the subpar economic expansion. In addition, the accommodative policies that pumped more money into the U.S. economy benefited markets over the past six years are coming to an end and will likely cause interest rates to go up, creating more uncertainty about the economy and corporate earnings. Accommodative policies continue around the world.

Consumer spending, which represents 70% of the U.S. economy, is a concern. While unemployment and underemployment are down, the participation rate is at an all-time low, which is impacted by worldwide slowdowns in manufacturing and raw materials mining. The 1.9% increase in earnings is insufficient to drive our domestic consumer-driven economy. We need 2% - 4% wage improvements to make us more comfortable. In-store sales and retailers are flat or fluctuate significantly, illustrating slow spending. Credit is another concern. Student debt is approaching $1.19 trillion and defaults are increasing. Subpar car loans have begun to ratchet up. Over-leveraged consumers will negatively impact spending.

In closing, Sit emphasized his confidence that the Sit Mutual Funds equity portfolios are well positioned to both participate in the market when it goes up and have the defensive characteristics needed when the market goes down.

Michael Brilley, senior fixed income officer and president of Sit Fixed Income, spoke about the two major factors impacting the bond market. Quantitative easing, which had a dominant impact on stocks and bonds over the past six years, is ending. Economic growth is likely to remain slow, despite the Federal Reserve's optimistic forecasts. Brilley believes it might be quite some time until the facts support a rise in rates. When the Fed does raise rates, it will likely be at a much slower pace unless fuel prices rise, which is unlikely due to low inflation. Excluding food and energy, inflation has hovered around 2% since 1998, and Brilley expects it to remain in that range. When the Fed does raise rates, it will likely be raised 0.5% rather than the projected 1%.

Currently, Sit Fixed Income has taken a high-quality, defensive position in taxable funds, the Sit U.S. Government Securities and the Sit Quality Income Funds, with durations at about three and six months, respectively, largely because the Fed is likely to eventually raise rates. This enables the Funds to generate a reasonable level of income while lowering sensitivity to interest rates. In our tax-exempt bond funds, the Sit Tax-Free Income and Sit Minnesota Tax-Free Income Funds, portfolios are also defensively positioned with a reasonably short duration and an average quality rating of "A", with relatively high rates of return from income.

Investment Outlook and Strategy Summary *by Roger J. Sit - Chairman and Chief Investment Officer*



The final estimate of 2Q2015 GDP growth slightly improved to +3.9% due to upward revisions to consumer spending, capital spending, and residential investment. Consumers generate almost 70 percent of U.S. economic growth, which has been a significant benefit in the current global economic environment. Downward adjustments were made to business inventories and net exports. We expect U.S. GDP growth to be roughly +2.5% for the balance of the year.

The September nonfarm payrolls report, released on October 2nd, was quite weak, with only 142,000 jobs created versus the expected 201,000. July and August data were revised down by -59,000. While the unemployment rate held steady at 5.1%, the labor force participation rate fell to a new low of 62.4%.

U.S. inflation, as measured by the headline Consumer Price Index for all Urban Consumers (CPI), and core CPI, which excludes the volatile food and energy sections, remains very controlled.

Stronger relative economic growth compared with most of the rest of the world, combined with anticipation of higher interest rates in the U.S., has buoyed the dollar relative to most other currencies. Additionally, the relative safety of U.S.-denominated assets provides further support for the dollar.

In global economies, we believe the Euro Area is on pace to achieve real GDP growth of +1.5% for 2015 and +1.8% for 2016. The European Central Bank will be compelled to maintain, if not expand, its current quantitative easing program. We project GDP growth will slow to +2.5% in the UK in 2015 and +2.4% in 2016. The Bank of England has resumed a dovish tone and is unlikely to pursue tighter monetary policy before mid-2016. We have lowered our growth outlook for Japan for 2015 to +0.7% to account for the deterioration in growth prospects over the past several months. After a brief stabilization in the second quarter, we see an increasing chance that China's economy will grow slightly below +7% in 2015, as the country's economy is going through a major transition. We expect slower growth in China in 2016, assuming continued economic rebalancing. Australia's economic growth continues to slow, impacted by the slowdown in China. Brazil's recession appears deeper than expected and there is now a political crisis. Its 2015 annual GDP is estimated to contract over -2.5%, with a trade deficit of -$40 billion in the twelve months through July and a high inflation rate. Brazil's problems stem from the collapse of exports and bursting of a credit-fueled consumer boom that was at the expense of savings and investment.

Fixed Income

Treasury yields decreased during the third quarter as the yield curve flattened. At its September meeting, the Federal Open Market Committee (FOMC) held rates unchanged, but, subsequent to the meeting, many committee members signaled that they expect a rate increase before the end of the year.

All sectors of the bond market produced positive returns for the quarter, with Treasuries and government agency mortgage-backed securities sectors outperforming. Corporate bonds, driven largely by poor returns in industrial bonds, due to low oil prices, and other asset-backed securities, due to their shorter duration, underperformed in the quarter.

Given our expectations for modest improvement in the economy and continued strengthening in the job market, we anticipate the yield curve will continue flattening, as short yields rise in anticipation of the Fed raising its target for the federal funds rate. We expect long maturity rates to move relatively less than short rates given the market's belief that the Fed's actions will prevent inflation from becoming a problem. We continue to position portfolios along the yield curve to take advantage of the expected flattening, while maintaining portfolio yields significantly above their benchmarks.

Tax-exempt municipal bond yields declined across the entire curve, with intermediate and longer maturities tending to decline at a greater pace than shorter maturities. During the quarter, returns were positive across all duration and credit quality strata. Given the flattening yield curve, bonds with intermediate and longer durations outperformed for the quarter. In terms of credit quality, the high yield segment of the municipal bond market performed best. As a group, BBB-rated bonds experienced the weakest performance of the quarter. Both general obligation bonds and revenue bonds exhibited strikingly similar positive returns during the quarter. Within the revenue bond sectors, housing bonds had the weakest performance, but we continue to believe that this sector represents some of the best value over the intermediate and long term, and we will continue to actively invest in housing bonds.

We expect the tax-exempt yield curve to flatten slightly through the fourth quarter, with short rates remaining steady or moving slightly upwards. We expect long rates to remain mostly flat for the rest of the year. Our strategy continues to place a heavy emphasis on income and expect to maintain durations at or near their current levels, while generally investing in bonds with higher credit quality ratings.

Equities

Domestic equity markets struggled in the third quarter with the worst quarterly performance since the third quarter of 2011. The S&P 500 Index declined -2.5% for September and -6.4% for the quarter. Most of the volatility was caused by events outside the country. Given weak growth in most of the rest of the world, U.S. economic momentum appears even more attractive on a relative basis.

We favor developed markets over emerging markets, which are experiencing weak economic conditions. We have positioned fund portfolios with a diverse mix of high-quality growth companies that are predominantly exposed to U.S. or European markets where economic growth is strongest. We have been adopting a more defensive stance by shifting toward domestic-centric stocks and away from cyclical stocks with large emerging markets exposure. We continue to emphasize high quality, cash generative companies that benefit from the weaker euro, possess secular or niche growth drivers, and/or address domestic markets where there is pent-up demand. We are cautious on Asia and continue to monitor developments in China and other emerging markets.

Stock valuations can be characterized as reasonable. Small capitalization stocks underperformed their large cap peers in September and also year to date. Large cap growth stocks continued to outperform their value counterparts across all time periods, while small and medium capitalization growth stocks underperformed in recent months, but have outperformed over longer periods of time.

Sit Dividend Growth Fund

As of September 30, 2015

FUND PERFORMANCE (%)

		Annualized Returns						
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Class I Shares	**-6.35**	**-0.92**	**10.66**	**11.95**	**8.34**	**8.65**	**1.83**	**1.42**
S&P 500® Index	-6.44	-0.61	12.40	13.34	6.80	6.94		
Class S Shares	**-6.43**	**-1.19**	**10.39**	**11.67**	**--**	**7.62**	**1.58**	**1.16**
S&P 500 Index	-6.44	-0.61	12.40	13.34	--	6.47		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Class I Shares	**18.29**	**12.89**	**-29.60**	**25.59**	**16.43**	**3.29**	**13.54**	**28.18**	**12.12**	**-5.63**
Class S Shares	**n/a**	**12.56**	**-29.77**	**25.25**	**16.19**	**2.98**	**13.23**	**27.95**	**11.79**	**-5.83**
S&P 500 Index	15.80	5.50	-37.00	26.47	15.06	2.11	16.00	32.39	13.69	-5.29

TOP TEN HOLDINGS

Company Name	% of Net Assets
Medtronic, PLC	3.3
Verizon Communications, Inc.	2.5
Microsoft Corp.	2.5
Home Depot, Inc.	2.5
JPMorgan Chase & Co.	2.4

Company Name	% of Net Assets
Apple, Inc.	2.1
Pfizer, Inc.	2.1
PepsiCo, Inc.	2.0
Intel Corp.	1.8
Johnson & Johnson	1.7
Total	22.8

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	16.5
Finance	14.7
Retail Trade	9.6
Electronic Technology	7.9
Producer Manufacturing	7.8
Consumer Non-Durables	6.7
Utilities	5.8
Consumer Services	4.3
Sectors Less Than 4.3%	26.2
Cash and Other Net Assets	0.5

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$983.2
S Share Assets (Millions):	$71.0
Number of Holdings:	85
Wtd. Avg. Market Cap (Billions):	$92.6
Median Market Cap (Billions):	$34.7
Turnover Rate:	15.0 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 25 years
Kent L. Johnson, CFA, 26 years
Michael J. Stellmacher, CFA, 24 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Sit Small Cap Dividend Growth Fund

As of September 30, 2015

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying, growth-oriented common stocks that it believes exhibit the potential for growth and growing dividend payments. The Adviser invests in companies with maximum capitalizations, at the time of purchase, of $3 billion or the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 25 years
Kent L. Johnson, CFA, 26 years
Robert W. Sit, CFA, 24 years
Michael T. Manns, 28 years

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility. Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

	3 Month	Since Inception	30-Day SEC Yield(1)
Class I Shares	**-7.93**	**-8.30**	**1.32**
Class S Shares	**-8.09**	**-8.46**	**1.07**
Russell 2000® Index	-11.92	-11.55	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	YTD 2015
Class I Shares	**-8.30**
Class S Shares	**-8.46**
Russell 2000® Index	-11.55

*Due to the Fund's inception date of 3/31/15, the 2015 calendar year returns of the Fund and its benchmarks reflect performance since 3/31/15.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Solera Holdings, Inc.	1.6	DST Systems, Inc.	1.5
Physicians Realty Trust	1.6	Deluxe Corp.	1.5
STERIS Corp.	1.6	Brinker International, Inc.	1.5
Monolithic Power Systems, Inc.	1.6	Provident Financial Services, Inc.	1.5
Booz Allen Hamilton Holding Corp.	1.5	Ryder System, Inc.	1.5
		Total	15.4

PORTFOLIO SECTOR ALLOCATION (%)

Finance	22.5
Consumer Services	8.4
Producer Manufacturing	7.3
Process Industries	6.9
Consumer Durables	6.8
Retail Trade	6.6
Commercial Services	5.7
Consumer Non-Durables	4.1
Sectors Less Than 4.1%	27.3
Cash and Other Net Assets	4.4

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$4.5
S Share Assets (Millions):	$2.2
Number of Holdings:	97
Wtd. Avg. Market Cap (Billions):	$3.3
Median Market Cap (Billions):	$2.9
Turnover Rate:	9.6 %

Sit Global Dividend Growth Fund

As of September 30, 2015

FUND PERFORMANCE (%)

	Annualized Returns						
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Class I Shares	**-7.42**	**-3.28**	**6.69**	**7.62**	**8.28**	**1.83**	**1.37**
Class S Shares	**-7.45**	**-3.49**	**6.45**	**7.36**	**8.01**	**1.58**	**1.08**
MSCI World Index	-8.45	-5.09	8.58	8.29	6.49		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2008*	2009	2010	2011	2012	2013	2014	YTD 2015
Class I Shares	**-5.25**	**24.65**	**11.58**	**-2.58**	**13.61**	**21.70**	**4.03**	**-5.47**
Class S Shares	**-5.31**	**24.40**	**11.32**	**-2.89**	**13.35**	**21.43**	**3.76**	**-5.62**
MSCI World Index	-21.77	29.99	11.76	-5.54	15.83	26.68	4.94	-6.04

*Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns of the Fund and its benchmarks reflect performance since 9/30/08.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	16.5
Health Technology	13.8
Consumer Non-Durables	9.7
Retail Trade	9.5
Producer Manufacturing	8.4
Electronic Technology	5.8
Utilities	5.1
Communications	5.0
Sectors Less Than 5.0%	23.5
Cash and Other Net Assets	2.7

PORTFOLIO COUNTRY ALLOCATION (%)

United States	52.3
Switzerland	9.2
United Kingdom	6.6
Canada	5.1
Ireland	4.4
France	4.3
Netherlands	3.8
Japan	2.6
8 Countries Less Than 2.6%	9.0
Cash and Other Assets	2.7

TOP TEN HOLDINGS

Company Name	% of Net Assets
Medtronic, PLC	3.3
Roche Holding AG	3.2
BCE, Inc.	2.7
Seven & I Holdings Co., Ltd.	2.6
Nestle SA	2.6
Verizon Communications, Inc.	2.3
Apple, Inc.	2.2
Diageo, PLC, ADR	2.1
Microsoft Corp.	2.0
Pfizer, Inc.	2.0
Total	14.4

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$21.0
S Share Assets (Millions):	$2.7
Number of Holdings:	70
Wtd. Avg. Market Cap (Billions):	$100.1
Median Market Cap (Billions):	$49.3
Turnover Rate:	10.5 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 25 years
Kent L. Johnson, CFA, 26 years
Raymond E. Sit, 23 years
Michael J. Stellmacher, CFA, 24 years
Tasha M. Murdoff, 19 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The MSCI World Index consists of the following 24 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States (as of 12/31/12). It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit Balanced Fund

As of September 30, 2015

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 25 years
Bryce A. Doty, CFA, 25 years
John M. Bernstein, 20 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**-3.33**	**2.35**	**8.21**	**8.79**	**5.65**	**6.71**
S&P 500® Index	-6.44	-0.61	12.40	13.34	6.80	8.81
Barclays Aggregate Bond Index	1.23	2.94	1.71	3.10	4.64	5.60

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Balanced	**7.88**	**10.52**	**-26.88**	**23.12**	**10.51**	**2.04**	**9.95**	**18.36**	**9.15**	**-1.44**
S&P 500® Index	15.80	5.50	-37.00	26.47	15.06	2.11	16.00	32.39	13.69	-5.29
Barclays Aggregate Bond Index	4.33	6.97	5.24	5.93	6.54	7.84	4.22	-2.02	5.97	1.13

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	2.0
Google, Inc.	1.8
Medtronic, PLC	1.8
Visa, Inc.	1.7
Home Depot, Inc.	1.5

Bonds

Company Name	% of Net Assets
U.S. Treasury Strips, 3.22%, 5/15/44	1.6
INVISTA Finance, LLC, 4.25%, 10/15/19	0.7
AllianceBernstein Income Fund, Inc.	0.7
MFS Intermediate Income Trust	0.6
RFMSI Series Trust, 5.98%, 12/25/32	0.6

PORTFOLIO ALLOCATION (%)

Stocks	61.9
Bonds	33.1
Cash and Other Net Assets	5.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$20.0
Number of Holdings:	210

Sit Large Cap Growth Fund

As of September 30, 2015

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**-5.30**	**3.30**	**11.46**	**12.17**	**6.75**	**9.77**
Russell 1000® Growth Index	-5.29	3.17	13.61	14.47	8.09	10.84

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Large Cap Growth	**9.54**	**14.14**	**-34.10**	**28.14**	**10.79**	**-0.53**	**13.96**	**29.21**	**10.97**	**-1.76**
Russell 1000® Growth Index	9.08	11.81	-38.44	37.21	16.71	2.64	15.26	33.48	13.05	-1.54

TOP TEN HOLDINGS

Company Name	% of Net Assets
Apple, Inc.	5.3
Google, Inc.	5.1
Medtronic, PLC	2.9
Visa, Inc.	2.8
Gilead Sciences, Inc.	2.6

Company Name	% of Net Assets
Microsoft Corp.	2.6
Home Depot, Inc.	2.6
CVS Health Corp.	2.4
Starbucks Corp.	2.3
PepsiCo, Inc.	2.2
Total	30.8

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	19.1
Health Technology	15.9
Electronic Technology	10.6
Retail Trade	9.2
Consumer Services	8.6
Producer Manufacturing	6.9
Consumer Non-Durables	6.3
Health Services	4.2
Sectors Less Than 4.2%	18.3
Cash and Other Net Assets	0.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$133.4
Number of Holdings:	79
Wtd. Avg. Market Cap (Billions):	124.8
Median Market Cap (Billions):	48.4
Turnover Rate:	6.8 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 25 years
Ronald D. Sit, CFA, 31 years
Michael J. Stellmacher, CFA, 24 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Sit Mid Cap Growth Fund

As of September 30, 2015

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 25 years
Kent L. Johnson, CFA, 26 years
Robert W. Sit, CFA, 24 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**-8.51**	**2.04**	**12.00**	**11.48**	**6.73**	**11.64**
Russell Midcap® Growth Index	-7.99	1.45	13.98	13.58	8.09	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Mid Cap Growth	**9.56**	**18.87**	**-45.34**	**35.59**	**27.10**	**-6.53**	**18.36**	**33.42**	**6.01**	**-3.09**
Russell Midcap® Growth Index	10.65	11.44	-44.32	46.29	26.38	-1.65	15.81	35.74	11.90	-4.15

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Skyworks Solutions, Inc.	2.8	Allergan, PLC	2.0
TJX Cos., Inc.	2.6	Ulta Salon Cosmetics & Fragrance, Inc.	2.0
Ultimate Software Group, Inc.	2.3	Waste Connections, Inc.	1.9
Ecolab, Inc.	2.3	Acadia Healthcare Co., Inc.	1.9
Avago Technologies, Ltd.	2.2	Alaska Air Group, Inc.	1.8
		Total	21.9

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	11.5
Technology Services	11.2
Electronic Technology	9.7
Retail Trade	9.6
Finance	8.2
Consumer Services	7.3
Producer Manufacturing	7.0
Health Services	6.5
Sectors Less Than 6.0%	27.6
Cash and Other Net Assets	1.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$149.1
Number of Holdings:	88
Wtd. Avg. Market Cap (Billions):	$18.0
Median Market Cap (Billions):	$9.6
Turnover Rate:	4.2 %

Sit Small Cap Growth Fund

As of September 30, 2015

FUND PERFORMANCE (%)

	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
		Annualized Returns				
Small Cap Growth	**-11.33**	**1.73**	**10.26**	**11.21**	**6.74**	**10.35**
Russell 2000® Growth Index	-13.06	4.05	12.85	13.26	7.67	7.48

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Small Cap Growth	**7.99**	**20.43**	**-42.96**	**33.06**	**27.28**	**-0.23**	**14.40**	**35.66**	**1.46**	**-3.93**
Russell 2000® Growth Index	13.34	7.05	-38.54	34.47	29.09	-2.91	14.59	43.30	5.60	-5.47

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

TOP TEN HOLDINGS

Company Name	% of Net Assets
Skyworks Solutions, Inc.	2.9
Ultimate Software Group, Inc.	2.6
Synaptics, Inc.	2.2
Snap-On, Inc.	2.1
Dealertrack Technologies, Inc.	2.1

Company Name	% of Net Assets
Celgene Corp.	2.0
First Republic Bank/CA	1.9
Acadia Healthcare Co., Inc.	1.9
Waste Connections, Inc.	1.9
Manhattan Associates, Inc.	1.8
Total	21.4

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 25 years
Kent L. Johnson, CFA, 26 years
Robert W. Sit, CFA, 24 years
Michael J. Stellmacher, CFA, 24 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	15.1
Health Technology	14.6
Electronic Technology	8.8
Health Services	8.2
Finance	8.0
Producer Manufacturing	7.0
Retail Trade	5.4
Consumer Durables	5.3
Sectors Less Than 5.0%	25.5
Cash and Other Net Assets	2.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$91.7
Number of Holdings:	97
Wtd. Avg. Market Cap (Billions):	$6.9
Median Market Cap (Billions):	$3.6
Turnover Rate:	5.7 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

The Fund invests in small-cap stocks, which involve additional risks such a limited liquidity and greater volatility.

Sit International Growth Fund

As of September 30, 2015

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 25 years
Tasha M. Murdoff, 19 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**-8.04**	**-3.11**	**5.04**	**4.28**	**2.43**	**3.77**
MSCI EAFE Growth Index	-8.73	-4.65	6.53	4.83	3.80	3.87

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
International Growth	**18.19**	**16.08**	**-44.99**	**27.65**	**9.51**	**-10.80**	**18.79**	**17.56**	**-7.88**	**0.26**
MSCI EAFE Growth Index	22.33	16.45	-42.70	29.36	12.25	-12.11	16.86	22.55	-4.43	-2.41

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	15.1
Consumer Non-Durables	14.8
Producer Manufacturing	11.9
Finance	11.5
Process Industries	7.8
Electronic Technology	6.6
Commercial Services	5.3
Technology Services	5.3
Sectors Less Than 5.0%	18.9
Cash and Other Net Assets	2.8

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	23.2
Japan	14.6
France	10.1
Switzerland	9.8
Netherlands	6.7
Germany	6.5
China/Hong Kong	4.4
Canada	4.1
10 Countries Less Than 4.1%	17.8
Cash and Other Assets	2.8

TOP TEN HOLDINGS

Company Name	% of Net Assets
Nestle SA	3.3
Diageo, PLC, ADR	2.6
Medtronic, PLC	2.4
DS Smith, PLC	2.3
Novartis AG	2.2
Seven & I Holdings Co., Ltd.	2.1
British American Tobacco, PLC	2.1
BCE, Inc.	2.0
Roche Holding AG	2.0
Reckitt Benckiser Group, PLC	1.9
Total	22.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$21.0
Number of Holdings:	72
Wtd. Avg. Market Cap (Billions):	$55.8
Median Market Cap (Billions):	$30.1
Turnover Rate:	5.8 %

Sit Developing Markets Growth Fund

As of September 30, 2015

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**-19.23**	**-22.47**	**-6.86**	**-5.46**	**1.95**	**2.98**
MSCI Emerging Markets Index	-18.53	-21.21	-7.56	-5.93	1.82	2.39

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Developing Markets Growth	**31.59**	**40.72**	**-55.26**	**73.97**	**14.53**	**-18.48**	**11.08**	**0.59**	**-7.79**	**-17.44**
MSCI Emerging Markets Index	29.18	36.48	-54.48	74.50	16.36	-20.41	15.15	-4.98	-4.63	-17.17

PORTFOLIO SECTOR ALLOCATION (%)

Finance	23.4
Electronic Technology	12.8
Consumer Services	10.8
Consumer Non-Durables	8.8
Communications	6.8
Producer Manufacturing	6.8
Retail Trade	5.7
Technology Services	5.1
Sectors Less Than 4.0%	16.6
Cash and Other Net Assets	3.2

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	27.4
South Korea	14.0
Brazil	10.2
South Africa	9.6
India	7.4
Taiwan	6.3
Turkey	4.0
Thailand	3.9
9 Countries Less Than 3.9%	14.0
Cash and Other Assets	3.2

TOP TEN HOLDINGS

Company Name	**% of Net Assets**
Tencent Holdings, Ltd.	5.1
Shinhan Financial Group Co., Ltd.	4.3
Naspers, Ltd.	4.3
Samsung Electronics Co., Ltd.	3.9
Ambev SA, ADR	3.5
Embraer SA, ADR	3.5
China Life Insurance Co., Ltd., ADR	3.3
ICICI Bank, Ltd., ADR	3.2
China Mobile, Ltd., ADR	3.1
NICE Systems, Ltd., ADR	2.9
Total	37.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$7.4
Number of Holdings:	51
Wtd. Avg. Market Cap (Billions):	$42.7
Median Market Cap (Billions):	$14.4
Turnover Rate:	7.3 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 25 years
Raymond E. Sit, 23 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit U.S. Government Securities Fund

As of September 30, 2015

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 47 years
Bryce A. Doty, CFA, 25 years
Mark H. Book, CFA, 28 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	Annualized Returns							
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
U.S. Government Securities	**0.50**	**1.83**	**0.45**	**1.53**	**3.58**	**5.66**	**2.35**	**1.91**
Barclays Interm. Gov't Index	1.21	3.00	1.10	1.88	3.85	5.87		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
U.S. Government Securities	**4.13**	**6.92**	**5.13**	**7.78**	**4.91**	**2.72**	**2.67**	**-2.08**	**2.22**	**1.20**
Barclays Interm. Gov't Index	3.84	8.47	10.43	-0.32	4.98	6.08	1.73	-1.25	2.52	2.03

PORTFOLIO SECTOR ALLOCATION (%)

CMO	49.8
FNMA Pass-Through	19.2
GNMA Pass-Through	11.1
FHLMC Pass-Through	7.0
U.S. Treasury/Federal Agy.	4.1
Asset-Backed	2.9
Cash & Other Net Assets	4.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$604.4
Average Maturity:	18.2 Years
Effective Duration:	0.2 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays Intermediate Government Index** is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Sit Quality Income Fund

As of September 30, 2015

FUND PERFORMANCE (%)

	Annualized Returns				
	3 Month	1 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Quality Income	**-0.17**	**-0.28**	**0.38**	**1.37**	**0.83**
Barclays U.S. 1-3 Gov't/Credit Index	0.29	1.19	0.88		

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2013	2014	YTD 2015
Quality Income	**0.58**	**0.68**	**1.05**
Barclays U.S. 1-3 Gov't/Credit Index	0.64	0.77	1.02

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	37.4
Corporate Bonds	14.3
Asset-Backed (non-agency)	14.2
Mortgage Pass-Through (Agy.)	11.3
CMO (non-agency)	7.7
Taxable Municipal	6.7
Taxable Municipal (Agy-Backed)	3.7
Cash & Other Net Assets	4.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$73.0
Average Maturity:	8.5 Years
Effective Duration:	0.5 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be 'A' or better.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 47 years
Bryce A. Doty, CFA, 25 years
Mark H. Book, CFA, 28 years
Christopher M. Rasmussen, CFA, 15 Years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Sit Tax-Free Income Fund

As of September 30, 2015

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 47 years

Paul J. Jungquist, CFA, 21 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**2.17**	**4.33**	**3.95**	**5.17**	**4.12**	**5.34**
Barclays 5-Year Muni Index	1.16	1.85	1.84	2.79	4.08	5.30

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Tax-Free Income	**3.54**	**0.26**	**-15.77**	**22.42**	**2.49**	**10.73**	**9.93**	**-4.46**	**14.60**	**1.52**
Barclays 5-Year Muni Index	3.34	5.15	5.78	7.40	3.40	6.93	2.97	0.81	3.19	1.76

YIELDS / DISTRIBUTION RATES (%)

12-Month Distribution Rate	3.73
30-Day SEC Yield	3.12

Tax-Equivalent 30-Day Yields	
28.0% Tax Rate	4.33
36.8% Tax Rate	4.94
38.8% Tax Rate	5.10
43.4% Tax Rate	5.51

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	22.4
Multi Family Mortgage	18.7
Other Revenue	11.8
Education/Student Loan	8.1
Insured	7.4
Investment Companies	6.3
General Obligation	5.9
Hospital / Health Care	5.2
Sectors Less Than 3.0%	7.9
Cash and Other Net Assets	6.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$160.0
Average Maturity:	16.8 Years
Duration to Estimated Avg. Life:	5.5 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Sit Minnesota Tax-Free Income Fund

As of September 30, 2015

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**1.41**	**3.29**	**3.09**	**4.47**	**4.49**	**4.91**
Barclays 5-Year Muni Bond Index	1.16	1.85	1.84	2.79	4.08	4.57

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Minnesota Tax-Free Income	**4.92**	**1.04**	**-10.75**	**22.04**	**3.18**	**10.64**	**7.24**	**-3.10**	**9.91**	**2.01**
Barclays 5-Year Muni Index	3.34	5.15	5.78	7.40	3.40	6.93	2.97	0.81	3.19	1.76

YIELDS / DISTRIBUTION RATES (%)

12-Month Distribution Rate	3.34
30-Day SEC Yield	2.94

Tax-Equivalent 30-Day Yields	
33.65% Tax Rate	4.43
43.03% Tax Rate	5.16
44.83% Tax Rate	5.33
48.98% Tax Rate	5.76

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top three tax brackets and a Minnesota tax rate of 7.85% or 9.85% as applicable.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	21.9
Single Family Mortgage	16.6
Hospital / Health Care	15.3
Education/Student Loan	12.4
Other Revenue	6.7
Municipal Lease	4.8
Utility	4.7
Escrow to Maturity/Pre-Refund	3.3
Sectors Less Than 3.3%	10.7
Cash and Other Net Assets	3.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$455.8
Average Maturity:	15.9 Years
Duration to Estimated Avg. Life:	4.9 Years

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 47 years
Paul J. Jungquist, CFA, 21 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

It's Required Minimum Distribution Time!

One of the IRS's steepest penalty taxes – 50% – is reserved for senior citizens. Yes, 50%. This penalty tax is owed to the IRS if you fail to take your Required Minimum Distribution (RMD) from your IRA each year beginning in the year you turn age 70½. For example, if you forgot to take your RMD of $1,000, the penalty tax would be $500.

To ensure that you don't fall into this trap, consider having us process your RMD automatically each year. Simply complete and return the Required Minimum Distribution Election form (available at www.sitfunds.com/pdfs/rmd.pdf or by calling us). Each year, we'll determine your RMD amount and make payments to you monthly, quarterly, semi-annually or annually. If you include your bank information, we'll send the proceeds electronically to your bank so you can receive your funds quicker. To learn more, visit www.sitfunds.com or give us a call at 800-332-5580.

No Change in Social Security Benefits and Retirement Contribution Limits in 2016

Due to low inflation, the Social Security Administration announced that for the third time in a decade, there will be no cost of living increase next year for those receiving Social Security benefits. Retirement contribution limits did not increase for next year either.

	2015 and 2016 Contribution Limits	
	Under age 50	Age 50 or over
Traditional and Roth IRA	$5,500	$6,500
SIMPLE IRA	$12,500	$15,500
401(k)	$18,000	$24,000

Year-End Distribution Estimates

The year-end distribution record date is December 16th this year. Distributions will be paid on December 17th. Estimates are now available at www.sitfunds.com. Actual distributions will be posted on the website on December 16th.

The Gift of Education

As you choose your holiday gift for that special child, consider opening or contributing to a Coverdell Education Savings Account. Earnings grow tax-deferred and distributions are not taxable if used to pay elementary, secondary and/or higher education expenses. If desired, you can transfer the assets to another family member if the funds are not needed. Visit our web site at www.sitfunds.com or call us at 1-800-332-5580 and we can help you get started.

Sit Mutual Funds 2016 Investment Seminars

Join us for breakfast or lunch and learn about building a solid, values-based financial life, how to minimize taxes, and special needs planning in hour-long seminars presented by Sit Mutual Funds in both morning and midday sessions. The breakfast sessions will begin at 7:30 a.m. at the Edina Country Club at 5100 Wooddale Avenue, Edina, MN. Lunch sessions begin at noon in the third floor conference room of the IDS Tower located at 80 S. 8th Street, Minneapolis, MN. This year's seminars are:

- **Build a Solid, Values-Based Financial Life - February 23, 2016**
- **Taxes from A to Z and Ways to Minimize Them - March 29, 2016**
- **Introduction to Special Needs Planning - April 26, 2016**

Reservations are required to attend. Please call Steve Benjamin at 612-359-2554 or by email at spb@sitinvest.com. We frequently add seminar dates when demand is great, so check with us to see if more dates are available.

The Sit Mutual Funds Newsletter is published quarterly by Sit Investment Associates, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402-2211. Past performance presented in this publication is not a guarantee of future results. Share prices will vary, and redemption prices may be more or less than original share cost. Readers should not rely on this publication as their sole source of investment information. Please read the Fund's prospectus, which includes management fees and expenses, carefully before investing. Prospectuses may be obtained on the Sit Mutual Funds Website at www.sitfunds.com or by calling 800-332-5580 to request a prospectus.